EXHIBIT 99.2


                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600
                            www.berkleyresources.com
                            info@berkleyresources.com

December 13, 2004                             Trading Symbols: BKS - TSX Venture
                                                          BRKDF.PK - OTC BB (US)

CLOSING OF PRIVATE PLACEMENT



Berkley Resources Inc. (the "Company") announces that it has closed the private placement of 91,743 units (the "Units") at a price of $1.09 per Unit, as announced on November 25, 2004. Each Unit consists of one share and one-half of a non-transferable share purchase warrant. Each whole warrant will entitle the investor to purchase one additional share at a price of $1.36 until December 10, 2006.

The Company paid s finder's fees of $6,000.

The hold period for all securities issued under this private placement expires on April 10, 2005.


On behalf of the Board of Directors
of Berkley Resources Inc.

"David Wolfin"
David Wolfin
VP, Finance

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.